UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

CHICAGO BRIDGE & IRON COMPANY N.V.

(Name of Subject Company)

CHICAGO BRIDGE & IRON COMPANY N.V.

(Name of Person Filing Statement)

Common Stock, Par Value €0.01 Per Share

(Title of Class of Securities)

167250109

(CUSIP Number of Class of Securities)

Kirsten B. David

Executive Vice President and

Chief Legal Officer

One CB&I Plaza

2103 Research Forest Drive

The Woodlands, Texas 77380

(832) 513-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Mark Gordon

Jenna E. Levine

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, the “Schedule 14D-9”) originally filed by Chicago Bridge & Iron Company N.V., a public limited liability company organized under the laws of the Netherlands (the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 29, 2018, relating to the exchange offer by McDermott International, Inc., a corporation incorporated under the laws of the Republic of Panama (“McDermott”), and McDermott Technology, B.V. (“McDermott Bidco”), a private limited liability company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of McDermott, to exchange each share of CB&I Common Stock that is validly tendered and not properly withdrawn pursuant to the Exchange Offer for the right to receive 0.82407 shares of McDermott Common Stock, together with cash in lieu of fractional shares, subject to the terms and conditions described in the Exchange Offer Prospectus, dated March 29, 2018, which is filed as Exhibit (a)(1)(A) hereto, and the related Letter of Transmittal, which is filed as Exhibit (a)(1)(B) hereto, each of which is incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Exchange Offer” and under the subheading “Exchange Offer” is hereby further amended and supplemented by adding the following section after the last paragraph of such section:

“Expiration of the Offer

At 12:01 a.m., Eastern time, on May 10, 2018, the offering period for the Exchange Offer expired as scheduled. Computershare Trust Company, N.A., the exchange agent for the Exchange Offer, has advised that, as of the Exchange Offer Expiration Time, a total of 66,690,236 shares of CB&I Common Stock representing approximately 65% of the outstanding shares of CB&I Common Stock, had been validly tendered pursuant to the Exchange Offer and not properly withdrawn.

All conditions to the Exchange Offer having been satisfied, McDermott Bidco has accepted for payment, and expects to promptly pay for, all shares of CB&I Common Stock validly tendered pursuant to the Exchange Offer and not properly withdrawn.

Item 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(5)(OO)	Press Release Issued by McDermott, dated May 10, 2018 (incorporated by reference to the Schedule TO-T/A filed by McDermott International, Inc. on May 10, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2018

CHICAGO BRIDGE & IRON COMPANY N.V.

by CHICAGO BRIDGE & IRON COMPANY B.V.,
its managing director

By:	/s/ Michael S. Taff
Name:	Michael S. Taff
Title:	Director